SLN Management, LLC
Statement of Cash Flows
January 2018 - August 2020

	Jan - Dec 2018	Jan - Dec 2019	Jan - Aug, 2020
OPERATING ACTIVITIES			
Net Income	2,644,663.67	1,927,829.12	2,196,683.15
Adjustments to reconcile Net Income to Net Cash provided by operations:			
12000 Accounts Receivable	-6,803,021.24	-602,729.20	469,229.08
14000 Inventory Asset	1,532,991.59	225,565.84	
14200 Vendor Deposits	-99,640.23	88,935.48	10,754.75
14300 Other Receivable	-1,500.00	1,500.00	0.00
14400 SMBX Collateral			-950,000.00
14510 Prepaid Expense:Prepaid Insurance		-441.30	-635.32
14520 Prepaid Expense:Prepaid Inventory	31,113.19	-23,455.82	-33,155.89
14590 Prepaid Expense:Other Prepaid Expense	27,000.00	10,556.61	293.39
14810 Short Term Loan to Brothers:Short Term Loan to FMU	100,000.00		
14900 Short Term Loan - CAM		-5,000.00	
15100 Due from Intercompany:Due from GMS	4,619,712.92	-1,022,781.20	2,016,493.23
15400 Due from Intercompany:Due from GAH		30,000.00	2,654.28
21000 Accounts Payable	-55,639.52	-97,630.18	4,146.87
25100 Accrued Expenses	-95,926.82	-24,576.41	11,403.60
25300 Customer Deposit	266,575.03	-154,277.47	19,851.98
26100 Due to Intercompany:Due to INNINTL			-2,123,710.50
27000 Due to IML		0.00	552,520.84
28000 SBA PPP			173,065.00
28100 Accrued SBA PPP Interest			147.62
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 478,335.08	-$ 1,574,333.65	$ 153,058.93
Net cash provided by operating activities	**$ 2,166,328.59**	**$ 353,495.47**	**$ 2,349,742.08**
INVESTING ACTIVITIES			
16300 Fixed Assets:Computer & Office Equipment	-69.51		
17300 Accumulated Depreciation:Computer & Office Equipment-A/D	-2,134.32	898.44	598.96
19000 Trademark	19,590.00		
Net cash provided by investing activities	**$ 17,386.17**	**$ 898.44**	**$ 598.96**
FINANCING ACTIVITIES			
30200 Equity:Equity GAH	-66,044.96		
31100 Distr to Mem Prorat:GAH	80,000.00		
32075 Members Distribution:Partner Equity - FMU:Beginning Equity - FMU	3,193,268.37		
32100 Members Distribution:Partner Equity - FMU:Distributions - FMU	633,642.07	-842,030.54	-653,775.59
33010 Members Distribution:Partner Equity JCMU:Beginning Equity JCMU	3,382,059.90		
33150 Partner Equity - BMU:Beginning Equity - BMU	1,109,415.06		50,000.00
33200 Partner Equity - BMU:Distributions BMU	554,330.68	-682,041.53	-568,873.77
33300 Members Distribution:Partner Equity JCMU:Distribution JCMU	530,354.22	-857,309.89	-743,956.17
39000 Retained Earnings	-11,703,415.84		
Net cash provided by financing activities	**-$ 2,286,390.50**	**-$ 2,381,381.96**	**-$ 1,916,605.53**
Net cash increase for period	**-$ 102,675.74**	**-$ 2,026,988.05**	**$ 433,735.51**